

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 7, 2017

Via E-mail
Christopher Vallos
Chief Executive Officer
Gold Lakes Corp.
3401 Enterprise Parkway, Suite 340
Beachwood, Ohio 44122

> **Re:** **Gold Lakes Corp.**
> **Form 10-K**
> **Filed November 15, 2016**
> **File No. 000-52814**

Dear Mr. Vallos:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Mark C. Lee, Esq.
        Greenberg Traurig, LLP